July 23, 2008

Jeffrey Riedler, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-6010

Re:	Talecris Biotherapeutics Holdings Corp. Registration Statement on Form S-1, Amendment 5 File No. 333-144941

Dear Mr. Riedler:

        On behalf of Talecris Biotherapeutics Holdings Corp., we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 5 to the above-referenced Registration Statement. The Registration Statement has been revised in response to your comment letter dated January 3, 2008 and to reflect other changes. Concurrent with the transmission, we are providing to the Staff clean and blacklined copies of Amendment No. 5 to the Registration Statement.

        We also are providing from Talecris the following responses to the comment letter regarding the Registration Statement. To assist your review, we have retyped the text of the Staff's comments in bold face type. Please note that all references to page numbers in the responses refer to the page numbers of Amendment No. 5 to the Registration Statement.

FORM S-l

General

  1.
  The staff notes that subsequent to the filing of amendment #4 the registrant's fiscal year ended. Accordingly, the next pre-effective amendment should include updated executive compensation information for the year ended on December 31, 2007, as well as December 31, 2006. Please note that this information should also be included in the red-herring prospectus that you distribute to potential purchasers.

  Talecris has updated the executive compensation disclosure in the S-1 for the year ended on December 31, 2007. Talecris acknowledges that the same information is required in the red-herring prospectus.

Certain Risk Factors, page 7

  2.
  Briefly expand the penultimate bullet to state that due to actions by the European regulatory authorities you are no longer permitted to distribute your products in Europe except for Prolastin. Quantify the amount of European sales for these disallowed products that you recognized during fiscal 2006 and the first three quarters of 2007.

  Talecris acknowledges the Staff's comments, but respectfully believes that the disclosure on page 7 is appropriate. Talecris was not denied distribution of its products generally in Europe by the European regulatory authorities. Rather, Talecris had specific quantities of inventory at the time which it was not permitted to distribute in Europe. Non-affected lots of all of its approved products were and continue to be distributed in Europe. Therefore, Talecris does not consider it necessary to quantify the amount of European sales for these disallowed products for historical periods.

Our products and manufacturing processes are subject to regulatory requirements pages 24-25.

  3.
  We note the new disclosure included on page 25 regarding the resolution of the customer dispute and the actions of the European regulatory authorities in not allowing any further release of your products in Europe other than Prolastin. Please expand this discussion to identify the products you previously distributed in Europe that you are no longer able to distribute. Clarify to what the potential loss of $20 million relates. We assume this related to potential write-down of inventory amounts. Also expand the disclosure to quantify the amount of your historical European sales for these disallowed products that you recognized during fiscal 2006 and the first three quarters of 2007.

  Talecris acknowledges the Staff's comments and has revised the disclosure on page 26 in response. Talecris intends for the revised disclosure to clarify that Talecris was not denied distribution of its products generally in Europe by the European regulatory authorities. Rather, Talecris had specific quantities of inventory at the time which it was not permitted to distribute in Europe. Non-affected lots of all of its approved products were and continue to be distributed in Europe. Therefore, consistent with Talecris's reply to the Staff's comment #2 above, Talecris does not believe it is necessary to quantify the amount of European sales for these disallowed products for historical periods.

Grants of Plan Based Awards—Fiscal Year 2006, page 168

  4.
  The disclosure in footnote 3 regarding the percentage of performance as opposed to time based options appears to be inconsistent with the disclosure in the carryover paragraph on pages 70-71. That disclosure indicates that these amounts were recently changed for those options vesting in 2009 and 2010. Please revise to reconcile these disclosures or tell us why no revision is necessary.

  Talecris has updated for 2007 the Grants of Plan Based Awards on pages 176- 177. As a result of that update, we believe there is no inconsistent disclosure to revise.

Employment Agreements, pages 174-175

  5.
  In the second paragraph of this section, please quantify the potential value of the options that Mr. Stern will receive upon consummation of the offering.

  Talecris acknowledges the Staff's comments and has clarified the disclosure on page 183. Talecris will calculate an approximate value of the options based on the midpoint of the price range of this offering. Talecris will include the approximate value in a subsequent filing when the price range is agreed upon.

*  *  *

        We appreciate your time and attention to this amended Registration Statement as well as to Talecris's responses to the Staff's comments. Should you have any additional questions or concerns, please do not hesitate to contact the undersigned at (212) 549-0393, Gerard DiFiore at (212) 549-0396 or David Mittelman at (415) 659-5943.

Sincerely,
/s/ ARON IZOWER Aron Izower
REED SMITH LLP
cc:
Securities & Exchange Commission
                Greg Belliston
                Frank Wyman
                Donald Abbot

Talecris Biotherapeutics Holdings Corp.
                Lawrence D. Stern
                John F. Gaither, Jr.

Sullivan & Cromwell
                John T. Bostelman
                Glen T. Schleyer

Reed Smith
                Gerard DiFiore
                Gustavo Pauta
                David Mittelman